Exhibit 99.1

TASEKO MINES REPORTS IMPROVING PRODUCTION AT GIBRALTAR MINE

AND FLORENCE Project UPDATE

July 8, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce that the Gibraltar Mine produced 27 million pounds of copper and 400,000 pounds of molybdenum in the second quarter of 2021. In June, mining operations transitioned into higher-grade benches in the Pollyanna Pit which resulted in a 20% increase in copper production over the first quarter, in line with management expectations.

Stuart McDonald, President and CEO of Taseko, commented, “We continue to expect strong copper production in the second half of the year, which in the current price environment will lead to robust cashflows. Copper prices remained strong over the second quarter, and the average LME price of US$4.40 per pound is the highest ever for a quarterly period. We took advantage of the strong market conditions to extend our price protection program through the acquisition of copper collars. These contracts secure a minimum copper price of US$4.00 per pound and a ceiling price of US$5.60 per pound for 42 million pounds of copper over the first half of 2022. This supplements the existing put option protection that we have in place for the second half of 2021 and ensures that Gibraltar will be generating strong cashflows during construction of the Florence Copper commercial facility.”

“Detailed engineering and procurement activities continue to advance at Florence. We are now preparing to make initial deposits for major processing equipment associated with the SX-EW plant, which will allow us to efficiently advance construction activities upon receipt of the final permit. We continue to have regular dialogue with the EPA and, based on the latest communication, now expect they will issue the draft UIC permit towards the end of the third quarter. Although that timing is later than previously expected, our understanding is there are no issues and that the agency just needs additional time to complete its internal reviews of the permit,” concluded Mr. McDonald.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.